Burns Philp

02055668

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

82-1565

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	4 November, 2002
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	45 pages (including cover sheet)

FIRST QUARTER RESULTS AND ANNUAL GENERAL MEETING

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

SUPPL

HELEN GOLDING
Company Secretary/Group Legal Counsel

dlw 11/18

Attach.44

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

4 November 2002

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

FIRST QUARTER RESULTS AND ANNUAL GENERAL MEETING

Please find enclosed:

1. First Quarter Results for the period ended 30 September 2002; and

2. a copy of the Chairman's and Managing Director's addresses to be delivered at the Annual General Meeting today.

Yours sincerely

HELEN GOLDING
Company Secretary

Encls

G:\users\SECRETAR\WORD\HELEN\ASX\gatesASX4Nov02.doc

FIRST QUARTER RESULTS

Set out below are the consolidated trading results for the Burns Philp Group for the quarter ended 30 September 2002.

	Three Months Ended 30 September (AUD million)	
	2002	2001
Sales	324.5	367.9
Trading Earnings Before Interest, Taxation, Depreciation and Amortization	67.6	61.4
Trading Earnings Before Interest and Taxation	51.5	42.0
Gain on Sale of Terminals Business	33.4	-
Gain on Sale of South Yarra Property	6.6	-
Earnings Before Interest and Taxation	91.5	42.0
Net Interest Expense	(28.8)	(18.3)
Taxation	(5.1)	(4.0)
Outside Equity Interests	(0.8)	(0.5)
Net Profit After Taxation	56.8	19.2

Trading results for the period were satisfactory and in line with our expectations.

The strengthening of the Australian dollar when compared to the U.S. dollar, and the devaluation of the Argentine peso, led to the decline in sales. However, the profit enhancement initiatives implemented in the 2002 financial year led to an increase in trading earnings. While we continue to encounter difficult trading in certain markets, the nature of our products, and the global spread of our businesses has allowed us to more than offset these affects.

During the period we completed the sale of our Terminals business. A gain of $33.4 million was recognised on the disposal. In addition, we sold a property in Melbourne. A gain of $6.6 million was recognized on this sale.

The sale of our Vinegar business completed in early October 2002. A gain on the sale of this business will be recorded in our second quarter.

Interest expense increased in the period as a result of the issue of U.S.$400 million of senior subordinated notes in June 2002.


Burns, Philp & Company Limited
ANNUAL GENERAL MEETING
4 November 2002

CHAIRMAN'S ADDRESS

Good morning Ladies and Gentlemen,

Welcome to this Annual Meeting.

When I have concluded my remarks the chief executive officer, Tom Degnan, will review the Company's operations and the results of those operations during the last financial year. It has been a good year and we are pleased with the Company's continuing progress. It has achieved a number of strategic and financial milestones, which have strengthened its position as a global food company.

Your Board of Directors has the overriding objective of strengthening the performance of the Company's businesses and so increasing returns to shareholders. In 1997, the Company identified a number of areas that needed to be addressed in order to return it to consistent profitability. I am pleased to say those objectives have been substantially achieved and the Company is now focused on the food industry with a strong global presence in its businesses.


INITIATIVES
Focussing the Company's businesses
Reducing costs

FOCUSSING THE COMPANY'S BUSINESSES

Our strategy has been to divest underperforming businesses and to focus on our core interest in the production and distribution of food ingredients and branded consumer food products. Since 1997 we have embarked on an extensive asset divestment program. Following the recent sales of the Australian and New Zealand Terminals business and the North American Industrial Vinegar business this has been substantially completed. These two businesses were sold because they had little growth potential in terms of revenue and limited opportunities to add value. We believe that we can more profitably deploy our capital in existing businesses or in acquiring further interests in the food and beverage industries.

REDUCING COSTS

We have an ongoing cost reduction program which has resulted in the closure of some of the higher cost plants, the expansion of some lower cost plants, reallocation of production, the introduction of more efficient production methods and continued focus on reducing head-counts.


INITIATIVES
Increased gross margins
Reduction in funds employed

GROSS MARGINS

We have increased gross margins through improved manufacturing efficiencies and better purchasing.

FUNDS EMPLOYED

We have reduced funds employed through the improved management of capital expenditures and working capital, as well as the disposal of non-core assets

We have made significant capital investments in plant configuration over recent years, which enabled the production of yeast at lower costs. Production capacities have been expanded at many of our low cost plants with several of the higher cost plants being closed. We have an ongoing program of expanding plant capacities in fast growing markets in Asia and monitoring opportunities to develop new yeast plant capacity in existing and new markets.


Key Financial Indicators

As a result of these undertakings, the Company has experienced substantial performance improvements since 1997. This can be demonstrated by reviewing a number of key financial indicators over that period.


FIVE YEAR REVIEW
SALES
Sales and Trading EBIT

SALES / TRADING EBIT

We have increased sales of our existing businesses through organic growth. While total sales have decreased as a result of asset disposals, trading EBIT has increased continuously over the period since 1997. Revenue decreased from approximately $2 billion in 1997 to approximately $1.3 billion in 1999. However, in the same period trading EBIT before individually significant items increased from $77.4 million to $172.7 million.


FIVE YEAR REVIEW
TRADING EBIT
Trading EBIT Last Five Years

Over the last 5 years trading EBIT has increased from $142 million in 1998 to $222 million in 2002.


FIVE YEAR REVIEW
OPERATING PROFIT
Operating Profit Last Five Years

As you are aware, in September 1997 the Company recorded a significant write-down in the carrying value of its herbs and spices business.

The Company is now delivering sustainable operating profits. The Company delivered a substantially improved operating profit for the year ended 30 June 2002 with operating profit (after recognition of a $47.9 million deferred tax asset in relation to the US businesses) of $146.2 million, which is 65.2 % ahead of last year.


FIVE YEAR REVIEW
CASH FLOW
Cash Provided by / (Used in) Operating Activities

Management has placed considerable focus and emphasis on cash generation.

Operating cash flow has increased significantly over the last 5 years. In addition to the measures of revenue EBIT and EBITDA, all our managers and operations are closely monitored for their cash generation. The graph on this slide shows how at the operating level (that is before capital expenditure and financing costs) the Company has generated (or consumed) cash over the last 5 years. Cash generation this year was $213 million.

Going forward, we intend to pursue performance improvement and growth opportunities in yeast and other food and beverage businesses through organic growth and acquisitions. Our business strategy emphasises the following key elements:


STRATEGY
Pursue selective acquisitions
Maximise efficiencies
Maximise our market position

We intend to **pursue selective acquisitions of businesses** that will expand our interests in yeast and bakery ingredients as well as generally develop a broader participation in the food and beverage industry. Through these acquisitions, we will seek to build our global presence and expertise in supplying the industrial, food service and consumer food channels. We intend to rigorously evaluate potential acquisitions to ensure they are businesses to which we can add substantial value and for which we have sufficient management expertise to manage and integrate effectively.

To maximise efficiency of funds invested we will continue to manage closely investments in working capital and in new plants and equipment so as to maximise the returns generated from those investments.

We are focused on **maximising** our position in key markets, which we believe, is supported by the Company's reputation for high quality products and services. We preserve this reputation by maintaining the level of expertise required to meet specific customer requirements and by continually focusing on identifying cost reduction initiatives and implementing plans to realise the related benefits of these initiatives.



We believe that the initiatives taken by the Board and management since 1997 have placed the Company in a strong position to continue to grow its businesses and to increase returns to shareholders.

The acquisition from Kraft Foods of its South American yeast and bakery ingredients business will be both value adding and strategic. In addition to reviewing our operations Tom Degnan will now outline the operations acquired with this South American acquisition and the strategic significance of it for the Company's continued growth and profitability


Burns, Philp & Company Limited
Thomas J Degnan

Good Morning Ladies and Gentlemen,

This morning I will be showing you the highlights of the last financial year.

I will talk about our performance in each of the regional yeast and bakery ingredient businesses and the herbs and spices business.

Following this, I will tell you about our acquisition of the Fleischmann's South American business from Kraft International.

And finally, I will announce the first quarter results of the current financial year.


Highlights
BITDA increased from $261.9 million to $294.5 million
Restructured the terms, conditions and maturity of Group's debt
Raised US$400 million of new senior subordinated debt in the US
Increased Shareholders' Funds from $277.9 million to $479.5 million
Invested approximately $82 million on capital expenditure
Sale of the Terminals business in Australia and New Zealand and sale of the Vinegar business in US
Entered into agreement to acquire Fleischmann's yeast and industrial bakery ingredients business in South America

During the year:-

- We increased EBITDA by 12.4% to $294.5 million;
- We restructured the terms, conditions and maturity of Group's debt;
- We raised US$400 million of new senior subordinated debt which will be used to fund future growth;
- We increased shareholders' funds from $278 million to $480 million
- We invested approximately $82 million on capital expenditure - the majority of this money was spent on profit-enhancing projects;
- We announced the sale of the Terminals business in Australia and New Zealand and sale of the Vinegar business in US, both of which have been completed since year end; and
- We entered into an agreement to acquire Fleischmann's yeast and bakery ingredients business in South America - this is the first significant acquisition since I came on board in 1997.

The next two charts give you a breakdown of Revenue and EBIT by business.


Revenue
$1,405million
Revenue 2002
Terminals
2%
Other
1%
Vinegar
6%
Yeast/Bakery
60%
Herbs &
Spices
31%

As you look at the Company's revenue, you can see the Yeast/Bakery business is clearly our most significant segment followed by the herbs and spices business.

"Other" revenue is mainly interest.


EBIT
(excluding Corporate)
$206.6 million
EBIT 2002 (Before Corporate)
Vinegar
5%
Terminals
4%
Herbs &
Spices
22%
Yeast/Bakery
69%

As you would expect, the earnings contribution by business essentially mirrors the Revenue chart.

Yeast bakery contributes the majority of our EBIT followed again by the herbs and spices business.


Consumer/Industrial
Earnings Contribution
Consumer Branded Products 48%
Industrial Ingredients 52%

With the sale of the Terminals business complete, your company's business is 100 per cent in the food industry.

We cover a broad spectrum of food, from food processors to whom we supply ingredients, to retailers to whom we supply branded consumer products.

This chart shows the relative EBIT contributions of our ingredient and branded businesses. The Company is almost evenly split between consumer branded products and industrial ingredients.

Now I will take you through the four regions of our largest business.


Yeast/Bakery Revenue
2001 - 2002
$834.0 million
Yeast Bakery Revenue 2002
North America 43%
Asia Pacific 17%
Europe 20%
South America 20%

In our Yeast and Bakery Ingredients business, the North American segment with revenues of $360 million in the Industrial and Consumer Yeast markets is the biggest business, followed by South America, Europe, and Asia Pacific.

With the expected growth in Asia and the acquisition in South America, the contributions of each region will be more evenly-distributed in the next few years.

North America
Industrial Yeast/Bakery Ingredients and Consumer Yeast

	2002	2001
Sales (A$ million)	360.8	353.4
Trading EBIT (A$ million)	83.5	69.1
Oakland write down (A$million)	(25.1)	
Countries:	North America,	Canada
Yeast Plants:		3
Bakery Ingredients Plants:		1
Yeast Extracts Plants:		1

In North America we are No.1 in Industrial, and Consumer Yeast. This is a mature market, with growth of 1-2 per cent per year.

Last year's sales were $360 million, up from $353 million in 2001.

While concentrating on reducing cost is important to us throughout our operations, in a mature market like North America the low-cost position is the most important strategic advantage. With this in mind, we embarked on a three-year plan to lower our overall costs primarily through plant consolidations. The last step in that plan, the closure of the Oakland, CA. plant, was taken in the last quarter of the year. This closure caused a write down of $25 million.

Trading EBIT before the Oakland plant closure write down, was $83 million, up from $69 million in 2001.

We now operate 3 yeast plants in this region. We have plants in Memphis TN. (US), Calgary ALB. and La Salle QUE. (Canada), a bakery ingredients plant in Greenville TX. (US) and a yeast extracts plant in Hutchison MN. (US).


North America - Highlights
Yeast
Successful year with trading EBIT improved by 20.8%
– Cost reduction
– Gastonia plant closing
– Improved pricing
Completion of plant consolidation program

The Highlights for the year were:-

•As a result of cost reduction efforts in administration and distribution, the full-year benefit of last year's plant consolidation and closure of the North Carolina facility, and improved pricing, earnings rose by 21 per cent.

•As mentioned, in the last quarter of the financial year, we consolidated the production from our highest cost plant in Oakland, to our remaining facilities.


Burns Philp
North America - Challenges
Yeast
Plant rationalisation benefits
Reduce costs

In three years time, we have moved from the middle of the pack in terms of cost, to the low-cost manufacturer.

Our biggest challenge this year is to continue to improve our cost position and ensure that we maintain this strategic advantage.

Yeast/Bakery South America

	2002	2001
Sales (A$ million)	167.4	223.8
EBIT (A$ million)	27.1	22.0
Countries:	Argentina, Brazil Chile, Uruguay	
Yeast plants:		4
Bakery Ingredients plants		2

The South American market is a moderately-growing market and until our acquisition of Fleischmann's, no one supplier covered the entire market.

In 2002 South America's sales were down by 25 per cent to $167 million from $223 million, primarily due to unfavourable foreign exchange movement.

However due to plant rationalization and cost cutting measures, profit at EBIT level was up 23 per cent from $22 million in 2001 to $27 million in 2002.

Our South American operations include a yeast plant and a fats and oils plant in Argentina, a yeast plant and bakery ingredients plant in Chile, and yeast plants in Brazil and Uruguay.


South America - Highlights
EBIT up 23% despite revenue being down 25% primarily due to devaluation of currencies
Successful implementation of rationalisation projects has largely offset economic conditions in the region

In a major cost reduction project,

• We expanded the fats and oils production facility in Buenos Aires to accommodate two other operations which we closed - the Bakery Ingredients plant and the Administration and Distribution centre. At the same time, we were able to implement reductions in force in administration, distribution and sales.

• We built a new yeast plant in Tucuman, the heart of the sugar-production region in Argentina. This new plant allowed the closure of the Buenos Aires plant and the former Tucuman plant. Utilizing our latest technology and access to low cost molasses, this facility is one of the lowest-cost yeast plants in the world.


South America - Challenges
Integrate the Fleischmann's South America acquisition

The most important current challenge for us in this region is the integration of the Fleischmann's South America business.

I will discuss this in more detail in a few minutes.

Yeast/Bakery Europe

	2002	2001
Sales (A$ million)	163.5	144.7
EBIT (A$ million)	33.8	32.6
Countries:	Germany, Spain, Portugal, Ireland, United Kingdom and Turkey	

Yeast Plants:	6
Yeast Extracts Plants:	1

The European market is a mature market, with many well-entrenched competitors. We hold the number three market share position in Europe.

Sales increased by approximately $20 million.

EBIT showed a modest increase.

We operate yeast plants in Germany, Spain, Portugal, Ireland, United Kingdom and Turkey. We operate a yeast extracts plant in Hamburg, Germany.


Europe and Yeast Extracts Highlights
Results across region consistent with prior year
Expansion of Portuguese plant completed
Yeast extracts businesses increased profits and increased productivity measures

Improved earnings in most operations, resulting from an investment in dry yeast capacity in Portugal, additional yeast extract capacity in Germany, and price improvements were, unfortunately, largely offset by the effect of a price war in Turkey.


Burns Philp
Europe and Yeast Extracts Challenges
Achieve the full year benefits of the dry yeast and yeast extract expansions
Focus on cost and productivity

The key challenges facing us in this region are:

• To ensure that we achieve the full year benefits of the investments made in capacity increases in Dry Yeast and Yeast Extracts.

• Secondly, to continue our focus on productivity and cost reduction to drive profit improvement in this mature region.


Yeast/Bakery Asia Pacific
2002 2001
Sales (A$ million) 142.3 135.8
EBIT (A$ million) 23.9 23.4
Countries: Australia, China, India, New Zealand, Malaysia, Indonesia, Philippines, Vietnam and Sri Lanka
Yeast Plants: 16
Bakery Ingredients Plants: 4

The Asia Pacific region is a mix of mature markets (Australia and New Zealand), moderate growth markets (Philippines, Malaysia and Indonesia) and high growth markets (China and India).

We hold the number one market share position in Asia Pacific.

In Asia Pacific the sales grew 4.7 per cent to $142 million. EBIT was $23.9 million, a small increase on 2001's $23.4 million. This increase was affected by costs associated with the consolidation of plants in Australia.

We operate four yeast plants in China, three in India, two in Australia and Indonesia and one each in New Zealand, Malaysia, the Philippines and Vietnam. We have a small joint venture plant under construction in Pakistan. We operate ingredients plants in China, India, Malaysia, Vietnam and we have a yeast and bakery ingredients trading business in Sri Lanka.


Asia Pacific - Highlights
Increased capacity added to plants in Vietnam, China, Indonesia and India
New plant in India and small plant under construction in Pakistan
Plant consolidation in Australia
Volume growth in China and India

In order to keep up with growth in demand:

- We increased capacity in Vietnam, China, Indonesia and India;
- We acquired a plant in India and a small plant is under construction in Pakistan; and
- In a project similar to the consolidation projects I mentioned in North America and Argentina, we closed the South Yarra plant in Melbourne to improve future Australian production efficiencies; and
- We continue to experience volume growth in excess of 10% in the key markets of China and India.


Asia Pacific - Challenges
Invest to meet demand

We hold the leadership position in this growth market.

There is a large population in the region, and it has a high growth rate. Bread consumption is on the rise.

In ten years time, yeast consumption in Asia will triple.

We will need to continue our expansion investments to enjoy this growth.

Herbs and Spices

	2002	2001
Sales (A$ million)	439.5	438.9
Trading EBIT (A$ million)	55.7	33.3
Kmart provision (A$million)	(10.1)	-
Countries:	North America, Indonesia	
Plants:		2

The North American herbs and spices market is a mature market. We hold the number two position in North America.

Our herbs and spices sales were steady at around $439 million.

Profitability improved significantly from $33.3 million in 2001 to $55.7 million in 2002, before the $10.1 million provision made when our customer Kmart applied for bankruptcy protection.

The business operates from a single facility in the US outside Des Moines, Iowa. We also have relatively small spice processing and trading operations in India and Indonesia.


Herbs and Spices - Highlights
Significant increase in profitability in the North American operation
Margin improvements and efficiency gains
Provision for customer Kmart who sought bankruptcy protection

Highlights in the herbs and spices operation during the year were:-

•Sales improved in the important club store sector,

• We made capital investments with a payback of less than two years in plant and warehouse automation,

• We restructured the sales and marketing organization, and

• We improved raw material purchasing.

All of these actions contributed to the improved EBIT.

Last year was a very solid performance for our Herbs and Spices business.


Herbs and Spices - Challenges
Capital investment
Continue the growth in club stores and food service

•We will complete a second phase of the warehouse automation and will see a similar payback to last year's investment.

By focusing on category management, efficient promotional spending, and excellent customer service, we will continue to grow in both club stores and food service.


South America
Key Points
Fleischmann's Latin America acquired for A$200 million
Sale finalised 1 November 2002
Management structure in place
Transition plan in place

The key points on the South American acquisition are:

- Fleischmann's Latin America acquired for A$200 million.
- The sale was finalised on 1 November 2002.
- We have a management structure in place.
- We have a transition plan in place.


The Business
Products
Facilities
Marketing Area
Employees

- The primary product, compressed yeast, accounts for 53 per cent of sales.
- Dry and Instant yeast, sold to the consumer and bakery markets, accounts for 14 per cent of sales.
- A line of bakery ingredients, including baking powder, bread mixes, and bread improvers, accounts for 33 per cent of sales.

The Company operates production facilities in Peru, Ecuador, Columbia and two plants in Brazil.

The Company is a leading supplier to the bakery market throughout Central and South America.

The Company has a skilled workforce, employing approximately 700 employees in the plants, sales, distribution and administration.


Financials
Sales approximately A$125,000,000
EBITDA approximately A$21,000,000
EBITDA includes expected costs BPC must incur, but no value-add benefit

Sales	approximately	A$125 million
EBITDA	approximately	A$21 million

EBITDA includes expected costs BPC must incur but no value-add benefit.


Strategic Benefits
Where we have coverage now
Where we will have extended coverage
BPC Market Share = 25%
BPC Market Share = 55%

The combination of Fleischmann's Latin America and Burns Philp's South American operations are evident by showing these maps.


Benefits
Brand
Distribution
Market Share
Synergies
Growth

Brand

Introduced in the region in the 1930's, the Fleischmann's brand is the most recognised yeast and bakery ingredients brand in Latin America.

Distribution

The combined distribution systems cover every market of any size from Central America to Southern Chile. There are an estimated 150,000 bakeries within our distribution reach.

Market Share

The market share of the new business is 55 per cent of all Latin America. The number two position is approximately 20 per cent.

Synergies

Savings will be attained in the two markets (Brazil and Uruguay), where both businesses have operations.

Growth

By leveraging the unique distribution network, we will build the product offering through exclusive arrangements with other ingredient producers and a broadening of our manufactured products line.


Benefits
Management
Timing
Expected Value-Add

Management

Our South American operations have been managed as two units. Brazil has been managed by Paolo Stoffel since we opened a new plant in 1996. In six years he has built our share in South America's largest market to 26 per cent. Argentina, a large and complex business, has been run by Fernando Wall. Mr Wall has managed to improve profits in a very tough environment. The Fleischmann's South American business derives half its sales and profits from Brazil and half from the rest of Latin America. The challenge in Brazil is to consolidate the two company's operations and get the synergies. This will be the responsibility of Mr Stoffel and his team. Mr Wall and his team will be focused on the growth opportunities presented by our new operations in Columbia, Peru, Venezuela and the rest of Latin America.

Both of the executives will report to me.

Timing

It is expected that the majority of the benefits of this acquisition will be achieved in the next 18 months. Therefore, the full benefit will be realized in the 2004 - 2005 financial year.

Expected Value-Add

EBITDA for the acquired business in the 2004 - 2005 financial year should be approximately $36 million. This figures does not include any benefit for product line extensions or volume growth.


Benefits
Summary

Summary

This acquisition is significant because it gives us the clear leadership position in both the Industrial and Consumer Yeast markets in Central America and South America.

We have enhanced our position in South America's largest market, Brazil, and we are now established in the major markets of Columbia, Venezuela, Peru, Ecuador and Central America.

Our distribution is unmatched in the region and will lead us to volume growth.

We will get the synergies expected because we have a proven record in this area.

We have acquired a business with the most recognizable brand in the region, strong market positions, a tradition of leadership, and excellent employees.

At the end of 18 month's time, this business will be in a position to produce an EBITDA of A$36 million. The combined Burns Philp Latin America business in the 2004 - 2005 financial year should produce in excess of A$70 million EBITDA.



I would now like to present to you our results for the first quarter of the current year.

First Quarter Results

(A$ million)	Three Months Ended 30 September 2002	2001
Sales	324.6	367.9
Trading Earnings Before Interest, Taxation, Depreciation and Amortization	87.6	61.4
Trading Earnings Before Interest and Taxation	51.5	42.0
Gain on Sale of Terminals Business	33.4	-
Gain on Sale of South Yarra Property	6.6	-
Earnings Before Interest and Taxation	91.5	42.0
Net Interest Expense	(28.8)	(18.3)
Taxation	(5.1)	(4.0)
Outside Equity Interests	(0.8)	(0.5)
Net Profit After Taxation	56.8	19.2

Sales revenue was down from $368 million in 2001 to $325 million in 2002. Volumes in yeast have been steady and prices improved however, this has been offset due to negative foreign exchange movement of $56 million which was a result of the strengthening Australian dollar compared to the U.S. dollar and the devaluation of the Argentinian Peso.

However, as a result of profit enhancement initiatives implemented last year, trading earnings are improved.

Thank you.

* * * * * * * *



Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

02 NOV -4 AM 8:16

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	1 November, 2002
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	[illegible] pages (including cover sheet)

APPENDIX 3B - EXERCISE OF OPTIONS & CONVERSION OF CP SHARES

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

1 November 2002

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

APPENDIX 3B - EXERCISE OF OPTIONS & CONVERSION OF CP SHARES

I enclose an Appendix 3B (New issue announcement, application for quotation of additional securities and agreement) in respect of 25,496 Ordinary Shares issued pursuant to the exercise of 24,623 Options and conversion of 873 Converting Preference Shares. The exercise price for the exercise of Options was paid in cash. Following allotment and approval of quotation the quoted securities of the Company will be:-

• ordinary shares fully paid (BPC)	802,822,500
• converting preference shares fully paid (BPCPA)	797,393,289
• options expiring 14 August 2003 exercisable at 20 cents (BPCO)	1,229,407,694

Yours faithfully

HELEN GOLDING
Company Secretary

Encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Burns, Philp & Company Limited

ABN

65 000 000 359

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,496
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The terms of the ordinary shares are set out in the Company's Constitution

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.20 per ordinary share for the exercise of Options, nil for the conversion of Converting Preference Shares.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued upon the exercise of 24,623 Options (ASX Code BPCO) and conversion of 873 Converting Preference Shares (ASX Code BPCPA).
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 November 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	(a) 802,822,500	(a) Ordinary Shares
		(b) 797,393,289	(b) Converting Preference Shares
		(c) 1,229,407,694	(c) Options

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Nil	

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one) — Not applicable. Under Listing Rule 16.4 no fee is payable where an entity is seeking quotation of shares following the conversion of quoted securities.

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 November 2002
(~~Director~~/Company secretary)

Print name: HELEN GOLDING

== == == == ==

+ See chapter 19 for defined terms.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

02 NOV -4 AM 8:16

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING – Company Secretary
Date:	1 November, 2002
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	2 pages (including cover sheet)

FLEISCHMANN'S YEAST & INDUSTRIAL BAKERY INGREDIENTS BUSINESS IN LATIN AMERICA

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach.1

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

1 November 2002

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Fleischmann's Yeast and Industrial Bakery Ingredients Business in Latin America

On 15 October 2002, the Burns Philp Board announced that it had entered into an agreement with Kraft Foods International, Inc to acquire from Kraft its yeast and industrial bakery ingredients business in Latin America.

The Company completed this acquisition today.

Yours faithfully

HELEN GOLDING
Company Secretary

G:\users\SECRETAR\WORD\HELEN\ASX\gatesASX1Nov02.doc